TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

2 February 2007

07020869

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 4 January 2007 to 2 February 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Anna Bond

Rowan D J Adams
Deputy Company Secretary

Enc.

PROCESSED
FEB 0 8 2007
THOMSON
FINANCIAL

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 2001 SHARESAVE SCHEME
3.	Period of return:	From 1 JULY 2006 to 31 DECEMBER 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	859,133
5.	Number of shares issued/allotted under scheme during period:	120,484
6.	Balance under scheme not yet issued/allotted at end of period	738,649
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

489,639,254

Contact for queries:

Name: ROWAN ADAMS

Telephone: 0207 977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 1992 SHARESAVE SCHEME
3.	Period of return:	From 1 JULY 2006 to 31 DECEMBER 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	205,731
5.	Number of shares issued/allotted under scheme during period:	116,395
6.	Balance under scheme not yet issued/allotted at end of period	89,336
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

489,639,254

Contact for queries:

Name: ROWAN ADAMS

Telephone: 0207 977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 1992 EXECUTIVE SHARE OPTION SCHEME
3.	Period of return:	From 1 JULY 2006 to 31 DECEMBER 2006
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	724,089
5.	Number of shares issued/allotted under scheme during period:	570,796
6.	Balance under scheme not yet issued/allotted at end of period	153,293
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

489,639,254

Contact for queries: Name: ROWAN ADAMS Telephone: 0207 977 6278	Address: TATE & LYLE PLC SUGAR QUAY LOWER THAMES STREET LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

11 January 2007

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as of today's date consists of 489,649,392 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Tate & Lyle PLC is 489,649,392.

The above figure (489,649,392) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

Tate & Lyle PLC – 23 January 2007

Trading Update for the Year Ending 31 March 2007

Overall trading for the nine months to 31 December 2006 has continued to comfortably exceed the corresponding period of the prior year, with a strong performance from both commodity and core value added products. However, it is likely that sales and profits of SPLENDA® Sucralose for the year to 31 March 2007 will only modestly exceed the prior year due to a slower than anticipated acceleration of uptake from major customers.

SPLENDA® Sucralose has seen good demand from the food and still beverage sectors and international expansion is well underway, now that additional manufacturing capacity is available. We have an extensive product development pipeline with our customers across several markets, although the process of reformulation is taking longer than expected. Volumes to the US carbonated soft drink sector have not met our expectations this year and additional resources have been deployed to address this.

As previously stated, Food & Industrial Ingredients, Americas continues to perform strongly. Food & Industrial Ingredients, Europe achieved a satisfactory pricing round for the 2007 calendar year and results for the second half-year are now expected to be similar to the corresponding period of the prior year, albeit after benefiting from a lower depreciation charge. Sugars, Europe will be negatively impacted by the over supply of sugar in the market, a result of the slow surrender of quota to date. Sugars, Americas and Asia continues to trade in line with our expectations.

The lower than expected contribution from SPLENDA® Sucralose means that in the year to 31 March 2007 the growth of value added profits will be significantly below the Group's target of 30%. Given this and the impact on overseas earnings of the weakness in the US dollar, Group profit before tax, exceptional items and amortisation for the year to 31 March 2007 is now likely to be modestly below current market expectations, albeit well ahead of the previous year.

A conference call for analysts and investors will be held at 7.45 am today. The call will be hosted by Iain Ferguson, Chief Executive, John Nicholas, Group Finance Director and Mark Robinson, Director of Investor Relations. Participants are requested to dial in at least 5 minutes before the commencement of the call.

Dial in details are:

Participant dial in number:	+44(0)20 7138 0817
Replay telephone number:	+44(0)20 7806 1970
Replay passcode:	450 7789#

The replay of this call will be available for 7 days until 30 January 2007. **END**

CONTACTS

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

23 January 2007 – Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC (the "Company") was informed on 23 January 2007 that on 23 January 2007 purchases of ordinary shares of 25 pence each in the capital of the Company were made by Executive Directors of the Company as follows:

i) Mr Iain Ferguson, Chief Executive, purchased 16,428 ordinary shares at 608.75 pence per share. Mr Iain Ferguson now has an interest in 85,091 ordinary shares of the Company; and

ii) Mr Stanley Musesengwa, Chief Operating Officer, purchased 16,428 ordinary shares at 608.75 pence per share. Mr Stanley Musesengwa now has an interest in 94,200 ordinary shares of the Company.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

31 January 2007

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 31 January 2007 consists of 489,649,392 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 31 January 2007 in Tate & Lyle PLC is 489,649,392.

The above figure (489,649,392) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

END